E.O.

19005529

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FEB 22 2019
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66534~~

8-67596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esposito Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 450
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J Douglas Townsend 214-855-2150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell LLP
(Name – *if individual, state last, first, middle name*)

2821 West 7th St, Ste 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esposito Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

KRISTI LYNN KAUS
Notary Public, State of Texas
My Commission Expires
July 14, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESPOSITO SECURITIES, LLC

Statement of Financial Condition

As of December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Member
Esposito Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (the Company) as of December 31, 2018 and the related notes (referred to as the "financial statement"). In our opinion the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2013.

Fort Worth, Texas
February 18, 2018

ESPOSITO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Cash and cash equivalents	$	248,074
Cash with clearing organizations, restricted		400,000
Securities owned, at fair value		5,777,300
Accounts receivable, net		15,019
Accounts receivable from affiliates		6,712
Receivable from broker dealers and clearing organizations		71,076
Prepaid and other current assets		59,245
Property and equipment, net		27,937
Total Assets	$	6,605,363
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	219,559
Securities sold short, at fair value		2,848,073
Other current liabilities		60,865
Payable to clearing organizations		539,296
Total Liabilities		3,667,793
Member's Equity		2,937,570
Total Liabilities and Member's Equity	$	6,605,363

The accompanying notes are an integral part of this statement of financial condition.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Business

Esposito Securities, LLC (the "Company") was formed on December 15, 2006 as a Texas Limited Liability Company. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading and does not maintain discretionary accounts for its customers. All customer transactions are cleared through either Goldman Sachs & Co. or Pershing LLC, third party clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this Rule. Based on the agreements between the clearing firms and the Company, the Company pays a clearing fee to the clearing firms for handling all trades for the Company. The Company also provides research and other services to clients on a fee for service basis.

Esposito Financial, LLC is the sole member of the Company. The member has all necessary powers to carry out the purposes, business, and objectives of the Company. No member is liable under a judgment, decree or order of the court, or in any manner, for a debt, obligation or liability of the Company. No member is required to loan any funds to the Company. Except as expressly provided otherwise in the Company's Operating Agreement, no member is required to make any contribution to the Company by reason of any negative balance in his or her capital account, nor does any negative balance in a member's capital account create any liability on the part of the member to any third party.

Note 2 – Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirements on securities owned and securities sold short.

Note 2 – Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable and receivable from broker dealers and clearing organizations consists of fees and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. However, as the Company enters new lines of business, receivables from those activities are monitored and individually evaluated for collectability. As of December 31, 2018, the Company has not recorded any allowance for bad debt. Accounts receivable are charged off upon such time as a receivable is determined to be uncollectable and collection efforts by the Company cease.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from two to five years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Income Taxes

Net earnings are allocated to the member. Federal income taxes on Company income are payable by the member. Accordingly, no provision has been made for federal income taxes. The Company is subject to Texas Margin Tax, which is imposed on gross revenue generated by the Company in Texas.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Income Taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than- not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2018, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

Note 2 – Significant Accounting Policies (continued)

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable, and commission revenue. The Company places its cash with quality financial institutions and clearing firms. At times during the year, however, cash in financial institutions and clearing firms may exceed Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. At December 31, 2018, the Company does not have any deposits in excess of FDIC and SIPC insured limits.

At December 31, 2018 the Company had two major customers that represented 44% of revenue. No other customer represented more than 10% of revenue. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company does not believe it is exposed to any significant counterparty credit risk. In addition, the Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Technically, losses on securities sold short could be unlimited.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the statement of financial condition when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable and accrued liabilities approximates their carrying amounts due to the short maturity of these liabilities.

Accounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold short are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. At December 31, 2018, there were no securities whose fair value was determined by management.

Note 2 – Significant Accounting Policies (continued)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Investments

ASC Topic 820 Fair Value Measurement provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1- Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs are significant and unobservable and valuation relies on management's own assumptions of factors that market participants would use in pricing the asset.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 3 – Investments (continued)

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Equities: Securities valued based on quoted market prices for identical securities in active markets are categorized as Level 1. Securities valued based on quoted market prices for identical securities in inactive markets are categorized as Level 2.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2018 consisted of the following:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Equities	$ 5,777,300	$ -	$ -	$ 5,777,300
Total	$ 5,777,300	$ -	$ -	$ 5,777,300
Securities sold short, at fair value				
Equities	$ 2,848,073	$ -	$ -	$ 2,848,073
Total	$ 2,848,073	$ -	$ -	$ 2,848,073

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31, 2018:

Furniture and fixtures	$ 148,664
Computer equipment	158,723
Leasehold improvements	10,968
Total cost	318,355
Accumulated depreciation	(290,418)
Property and equipment, net	$ 27,937

Note 5 – Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space. The Company's obligations under the lease agreements subsequent to December 31, 2018 are as follows:

Years ending December 31,	Annual lease payments
2019	$ 146,742
2020	151,143
2021	142,341
Total	$ 440,226

Note 6 – Employee Retirement Plan

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2018, employees were able to contribute up to $42,000 based on the employee's age. The Company has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Company each year. Effective January 1, 2016, the Plan adopted a safe harbor company match of 100% of employee's contributions up to 3% of the employee's qualifying compensation and 50% of the next 2% of employee's contributions of their qualifying compensation.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,587,849, which was $1,487,849 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 8 – Related Party Transactions

The Company is affiliated with numerous other entities involved in the financial services industry through common ownership. Certain employees of the Company perform services on behalf of these affiliates. If so, compensation and related overhead costs are allocated to the affiliated entities based upon estimates of the time spent by the Company's employees providing these services and may differ from those that may be recognized in an arm's-length transaction. The Company participates in a discretionary annual incentive bonus program ("Bonus Program") with its affiliates to provide incentive compensation to the Company's employees based upon the combined pre-tax income of the companies. The cost of this program is allocated between the affiliated companies proportionate to the individual company's contribution to the combined pre-tax income. In addition, the Company periodically pays vendors for joint costs that are shared with affiliates and charges those costs back to the affiliate. At December 31, 2018, the Company has a receivable from these affiliates in the amount of $6,712.

Note 9 – Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2018, the date of the statement of financial condition, through February 18, 2019, the date the statement of financial condition was issued, and determined there have been no such events or transactions which would impact the statement of financial condition as of December 31, 2018.